Exhibit 99.98

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form 40-F of Just Energy Group Inc. [“Just Energy”] of [1] our report dated May 19, 2011 relating to the consolidated financial statements of Just Energy as at and for the year ended March 31, 2011, included herein, and; [2] our report dated January 12, 2012, relating to the Reconciliation to United States Generally Accepted Accounting Principles of Just Energy’s consolidated financial statements as at and for the year ended March 31, 2011, included in this Form 40-F.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
January 18, 2012.	Licensed Public Accountants